Exhibit 99.1

Ad hoc Release

AIXTRON Announces First Quarter 2005 Financial Results

Aachen, Germany – May 11, 2005 – AIXTRON AG today announced financial results for the first quarter of 2005, ended March 31, 2005.

Against the background of lower equipment spending in the second half of 2004 and an accelerated order conversion in the fourth quarter of 2004, first quarter 2005 revenues totaled Euro 22.2 million, as compared to Euro 50.0 million in the fourth quarter of 2004 and Euro 26.6 million in the first quarter of 2004.

Based on lower revenues, AIXTRON incurred a net loss after tax of Euro 0.9 million in the first quarter of 2005, representing a net loss per share of Euro 0.01. The comparable figures for the fourth and first quarters of 2004 were a net income of Euro 3.4 million (Euro 0.05 per share) and a net income of Euro 0.5 million (Euro 0.01 per share).

As of March 31, 2005, cash and cash equivalents amounted to Euro 53.7 million, as compared to Euro 45.5 million as of December 31, 2004.

Despite significant capacity build-ups amongst LED manufacturers and the continued absorption of the recently installed increased capacity in 2004, AIXTRON’s order intake in the first quarter of 2005 grew by 23 percent sequentially, to Euro 22.7 million, but, as expected, was 25 percent lower than the value of orders received in the comparable first quarter of 2004.

The equipment order backlog as of March 31, 2005 totaled Euro 55.9 million (including Euro 11.7 million in deferred revenues for shipped equipment awaiting final customer acceptance), as compared to Euro 52.5 million (including Euro 15.9 million in deferred revenues) as of December 31, 2004, and Euro 66.5 million as of March 31, 2004.

In spite of the weak results from Genus, Inc. in the last two quarters, the Company remains convinced that the quality of the technology and the Genus, Inc. team will be an essential element of its future success in its Silicon semiconductor activities. Against that background, the focus for management in 2005 will be on the integration and consolidation of the AIXTRON and Genus, Inc. Silicon groups.

The Company forecasts total revenues for 2005 will be in the range of approximately Euro 160 million to Euro 170 million, with a net loss for 2005 in the range of approximately Euro 10 million and Euro 15 million. Whilst the Company believes that its pre-acquisition core business will break even on the predicted sales revenues in 2005, a combination of the predicted effect of an anticipated decline in the Euro / $ exchange rate as well as the post-acquisition adjustments at Genus, Inc. related to the amortization of intangible assets and development cost expensing lead to the net loss guidance.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG •  Kackertstr. 15 – 17 •  52072 Aachen, Germany

Phone: +49 241 8909 444 •  Fax: +49 241 8909 445 •  invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Ad hoc Release

About AIXTRON

AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ: AIXG, ISIN: US0096061041) is a leading provider of deposition equipment to the semiconductor industry. The Company's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG’s securities are listed on the Prime Standard market segment of the Frankfurt Stock Exchange and, as American Depositary Shares (ADS), on NASDAQ, and are included in the TecDAX index, the NASDAQ Composite Index and the MSCI World Small Cap Index. Founded in 1983, the Company is headquartered in Aachen, Germany. Additional information is available on AIXTRON’s website at www.aixtron.com.

Contact:

Investor Relations and Corporate Communications:

T: +49-241-8909-444

F: +49-241-8909-445

invest@aixtron.com

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” "expect," "anticipate," “contemplate,” "intend," "plans," "believe," “continue” and "estimate," and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG •  Kackertstr. 15 – 17 •  52072 Aachen, Germany

Phone: +49 241 8909 444 •  Fax: +49 241 8909 445 •  invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Ad hoc Release

The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information

For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission’s website at www.sec.gov.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG •  Kackertstr. 15 – 17 •  52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 •  invest@aixtron.com

www.aixtron.com

© AIXTRON AG